1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of October 2009
This is to report 1) the changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) ; 2) the pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC ; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of Oct., 2009.
1) The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as of	shares held as of
Title	Name	Sept. 30, 2009	Oct. 31, 2009	Changes
Vice Chairman	F. C. Tseng	35,542,675	35,472,675	-70,000
Board Director	Rick Tsai	27,986,506	27,964,505	-22,001
Senior Vice President	Stephen T. Tso	15,245,693	15,235,693	-10,000
Senior Vice President	C. C. Wei	8,489,325	8,444,325	-45,000
Senior Vice President	Mark Liu	13,290,573	13,230,573	-60,000
Vice President	M. C. Tzeng	7,708,595	7,699,595	-9,000
Vice President & General Counsel	Richard Thurston	2,684,892	2,569,892	-115,000
Vice President	Wei-Jen Lo	3,125,127	3,075,127	-50,000
Vice President	Yuan-Chen Sun	4,890,095	4,887,095	-3,000
Vice President	Y. P. Chin	6,251,823	6,239,823	-12,000
2)	The pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares pledged	shares pledged
Title	Name	as of Sept. 30, 2009	as of Oct. 31, 2009	Changes
Board Director	National Development Fund, Executive Yuan	1,644,820,402	1,653,044,208	8,223,806
3) The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$5,751,138,085
Facility and engineering equipment	NT$535,276,608
Structured Deposit	NT$1,000,000,000
4) The disposition of assets : None.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 23, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer